                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              ------------------

                                    FORM 6-K

                             ---------------------

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                  ------------------------------------------

                        For the month of November 1996

                  ------------------------------------------


                               MERIDIAN GOLD INC.
                (Translation of registrant's name into English)


                               5011 Meadowood Way
                               Reno, Nevada 89502
                    (Address of principal executive offices)

                  ------------------------------------------

                        Form 20-F    X     Form 40-F
                                  -------           -------



                              Yes   X       No
                                 -------      -------

                              SHAREHOLDERS' REPORT
                        FOR THE NINE MONTH PERIOD ENDED
                               SEPTEMBER 30, 1996


CORPORATE PROFILE

Meridian Gold Inc. is a proven exploration-oriented gold producer, well financed and led by a strong management team committed to growth.


CORPORATE OFFICES             5011 Meadowood Way
                              Reno, Nevada
                              USA 89502
                              Tel: (702) 827-3777
                              Fax: (702) 827-7133

LISTINGS                      Toronto Stock Exchange -   Symbol : MNG
                              New York Stock Exchange -  Symbol : MDG
INVESTOR RELATIONS            Brian Kennedy, CEO
TRANSFER AGENT & REGISTRAR    The Trust Company of Bank of Montreal

MESSAGE TO SHAREHOLDERS


Meridian Gold Inc. today reported a significant year-over-year increase in revenue for the third quarter and nine months ended September 30, 1996. The Company reported a loss for both periods, reflecting costs associated with its aggressive exploration and development program. All dollar amounts are stated in U.S. dollars.

Revenue in the third quarter increased 40% to $20.1 million, from $14.4 million over the same period last year. This was primarily due to this year's full quarter of production from the Company's 100% owned Beartrack gold mine in Idaho, which began operating in July 1995. The Company reported a net loss of $2.1 million, compared with a profit of $1.5 million in the third quarter of 1995. The 1995 third quarter included recognition of $3.8 million of income tax benefits associated with 1995 and prior period losses. Loss per share was $0.03 in the third quarter, compared with income per share of $0.02 for the same period last year.

For the first nine months of fiscal 1996, sales increased 69.3% to $56.2 million from $33.2 million, with a loss of $5.0 million compared with a loss of $5.3 million a year ago. The Company generated positive cash flow from operations of $8.6 million in the nine-month period.

We made it clear at the time of the equity offering in July 1996 that our emphasis, following the sale by FMC Corporation of its interest in Meridian, is on generating significant long-term growth through an aggressive exploration and development program. We made good progress during the latest quarter. We settled our dispute with Dee Gold Mining Co. on the Carlin Trend in Nevada, to the benefit of both companies, and we have 16 exploration drill rigs operating. We are very encouraged regarding our exploration and development programs in Chile, Idaho and Nevada.

BEARTRACK OPERATION

Beartrack's production continued to increase in the third quarter following difficult operating conditions due to weather in both the first and second quarters of 1996. The mine produced 27,595 gold ounces in the third quarter of 1996, up from the 12,709 gold ounces produced in the same period last year, which was the operation's first quarter of production.

The mine moved 1.6 million tons of ore in the quarter, an 83% increase over the same period last year. The average grade of ore mined was 0.025 ounces per ton
(opt), down from the average of 0.037 opt in the same period last year as the operation mined a higher proportion of lower grade ore from the mine's lower grade north pit. The mine moved 0.8 million tons of waste in the third quarter of 1996, equivalent to last year's period.

Beartrack's income contribution for the three months ended September 30, 1996 was $2.0 million, up $1.2 million from the third quarter of 1995 due to higher ounces produced in this year's full three months of production versus the operation's start-up quarter of 1995.

JERRITT CANYON OPERATION

The Company's 30% interest in the production at the Jerritt Canyon mine totaled 23,333 gold ounces in the third quarter of 1996 versus 24,777 ounces in the year-ago period. The decrease reflects a shift to a higher proportion of underground production from open pit resources.

During the three-month period ended September 30, 1996, the operation mined 117 thousand tons of ore at an average grade of 0.173 opt gold versus 197 thousand tons of ore at an average grade of 0.147 opt gold in the year ago period. The mine also moved 1.5 million tons of waste, resulting in an average strip ratio of 17:1, versus the 1.7 million tons of waste moved in the same period last year at an average strip ratio of 10:1.

The Jerritt Canyon processing facilities handled 197 thousand tons of ore, consisting of both mined and stockpile material, at an average grade of 0.132 opt gold in the third quarter of 1996 versus 223 thousand tons of ore, also at an average grade of 0.132 opt gold, in the same period last year. Mill recoveries in the current year's quarter averaged 87.2% versus 86.4% in last year's quarter.

Jerritt Canyon lost $0.2 million from operations in the quarter, a $1.0 million improvement from the prior year's quarter due to lower non-cash charges for depreciation and depletion. Partly offsetting the lower non-cash charges were slightly higher cash operating costs.

EXPLORATION AND DEVELOPMENT

Exploration spending increased over initial 1996 plans at all project areas and totaled $4.3 million in the quarter, a 54% increase over the prior year period. Throughout the quarter, significant efforts were focused on El Penon in Chile, the Rossi project on the Carlin Trend in Nevada, and at the Jerritt Canyon and Beartrack operations. As the third quarter ended, exploration drilling was taking place at El Penon (3 rigs), Rossi (2 rigs), Beartrack (4 rigs), and the Jerritt Canyon joint venture (7 rigs).

At El Penon, 147 holes have been drilled since the start of the drilling in June 1996. Most of the work was concentrated in the Quebrada Orito deposit, where additional shallow mineralization was defined and the main zone was extended an additional 1,280 feet to the north, for a total strike length of more than 6,200 feet. The zone continues to vary from 13-100 feet in true width and is still open at depth and along strike. Limited deep drilling began in October, 1996. The best new hole encountered 184 feet of mineralization, from 570 to 754 feet, at a grade of 0.30 opt gold and 2.8 opt silver over a true width of approximately 65 feet. A revised resource update for the Quebrada Orito deposit is in progress and will be completed by and reported during November, 1996. Drilling is continuing elsewhere on the property with encouraging results from the Cerro Martillo deposit and other targets.

A contract was signed with Tunnex North S.A. to construct an underground decline at El Penon, which began in October, 1996. The total underground program is budgeted at approximately $4.0 million and is expected to be completed in the second quarter of 1997.

At Rossi, 3.5 miles north of Barrick's Meikle mine, deep drilling continued in the Resource Area north of the Dee open pit, where an additional nine holes have been completed. At the Barite Ridge target, four shallow holes were completed to determine the dip of the target structure at depth. The best hole in the Resource Area returned 35 feet of mineralization at 0.491 opt gold from 930 to 965 feet. Drilling is expected to continue until early December, 1996, weather permitting.

A previously announced accord has been reached with Dee Gold Mining Co. on a dispute regarding the Rossi property that allows both companies to continue operations in a manner that is mutually beneficial.

Four drill rigs were active at the Beartrack mine, where drilling was focused on expanding reserves around existing pits and the Mason Dixon resource. The drilling was successful in connecting oxide mineralization from the North Pit to the Mason Dixon area and extending the new mineralization down dip to the west, where it remains open. Additional oxide mineralization was drilled beneath the bottom of the South Pit. All of the drill results will be incorporated into the existing mine plans and remodeled, with a revised reserve figure expected by the end of the year.

Seven rigs were active at the Jerritt Canyon joint venture, concentrating on reserve expansion around existing operations and known resource areas. Significant high grade mineralization has been encountered at Burns Basin and Coulee, and drilling is still in progress at these areas.

Exploration work also progressed on other properties in Nevada and Chile. Overall, exploration spending year-to-date was less than in the same nine-month period of 1995 due to reduced spending in the first half of 1996 related to corporate reorganization.


/s/  BRIAN J. KENNEDY

Brian J. Kennedy
President and Chief Executive Officer

October 23, 1996

                              MERIDIAN GOLD INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
         (UNAUDITED, IN MILLIONS OF US DOLLARS, EXCEPT PER SHARE DATA)

                                        (UNAUDITED)             (UNAUDITED)
                                        THREE MONTHS            NINE MONTHS
                                     ENDED SEPTEMBER 30      ENDED SEPTEMBER 30
                                     ------------------      ------------------
                                      1996        1995        1996        1995
                                     ------      ------      ------      ------

Sales                                $ 20.1      $14.4       $ 56.2      $ 33.2

Costs and expenses
  Cost of Sales                        18.6       13.6         54.3        33.8
  Exploration costs                     4.3        2.8          7.7         9.1
  Selling, general and
    administrative expenses             0.7        1.6          3.0         4.0
                                     ------      -----       ------       ------
Total costs and expenses               23.6       18.0         65.0        46.9

Loss before interest and taxes         (3.5)      (3.6)        (8.8)      (13.7)

Interest income                         1.4        1.3          3.8         4.6
                                     ------      -----       ------      ------

Loss before income taxes               (2.1)      (2.3)        (5.0)       (9.1)

Provision for income taxes               --       (3.8)          --        (3.8)
                                     ------      -----       ------      ------

Net income (loss)                    $ (2.1)     $ 1.5       $ (5.0)     $ (5.3)
                                     ======      =====       ======      ======
Income (loss) per common share       $(0.03)     $0.02       $(0.07)     $(0.07)
                                     ======      =====       ======      ======
Number of common shares used in
  earnings per share computations      73.6       73.5         73.6        73.5
                                     ======      =====       ======      ======


                               MERIDIAN GOLD INC.
                               ------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------
                            (UNAUDITED, IN MILLIONS)

                                                                NINE MONTHS
                                                             ENDED SEPTEMBER 30
                                                             ------------------
                                                               1996      1995
                                                             --------   -------
Cash flows from operating activities:
Net loss                                                     $ (5.0)     $ (5.3)
Adjustments to reconcile net income to net
  cash provided (used) by operating activities:
    Provision for depreciation and amortization                15.8        13.3

    (Increase) decrease in assets:
      Trade receivables                                         2.3        (0.2)
      Inventories                                              (1.3)       (9.1)
      Other current assets                                     (0.7)       (0.1)

    (Decrease) increase in liabilities
      Accounts payable, trade and other                        (0.3)       (1.5)
      Accrued and other liabilities/(1)/                       (1.7)        1.0
      Income taxes payable                                     (0.4)         --
      Other long-term liabilities                              (0.1)       (3.7)
                                                             ------      ------
Net cash provided by (used in) operating activities          $  8.6      $ (5.6)
                                                             ------      ------
Cash flows from investing activities:
  Capital spending                                           $ (8.8)     $(31.3)
  Disposal of property, plant and equipment, net                 --         1.5
  (Increase) decrease in other assets                           2.2        (1.0)
                                                             ------      ------

Net cash used in investing activities                        $ (6.6)     $(30.8)
                                                             ------      ------
Cash flows from financing activities:
  Proceeds from sale of common stock                            0.5          --
  Merger consideration upon reincorporation                    (1.5)         --
  Reincorporation related cash and equity adjustments           3.8          --
                                                             ------      ------
Net cash provided by financing activities                    $  2.8          --

Increase/(decrease) in cash and cash equivalents                4.8       (36.4)
Cash and cash equivalents, beginning of period                 79.2       118.4
                                                             ------      ------
Cash and cash equivalents, end of period                     $ 84.0      $ 82.0
                                                             ------      ------

/(1)/Includes amounts due to FMC Corporation in 1995.

Cash and cash equivalents consist of cash and marketable securities at September 30, 1996, and loans and amounts due from FMC Corporation at September 30, 1995, less outstanding checks in excess of bank balances.

                              MERIDIAN GOLD INC.
                              ------------------

                          OPERATING DATA (UNAUDITED)
                          --------------------------

                                                                     THREE MONTHS                   NINE MONTHS
                                                                  ENDED SEPTEMBER 30            ENDED SEPTEMBER 30
                                                                 -------------------            -------------------
                                                                  1996          1995              1996         1995
                                                                  ----          ----              ----         ----
BEARTRACK MINE
Gold production - Heap leach (ounces)                            27,595        12,709            77,370       12,709
Tons mined (thousands):
  Ore                                                             1,643           897             3,564        2,462
  Waste                                                             777           813             3,219        1,854
                                                                -------       -------          --------      -------
    Total                                                         2,420         1,710             6,783        4,316

Average heap leach grade (ounce/ton)                              0.025         0.037             0.027        0.034
Total cost of production/ounce                                  $   327       $   299          $    300      $   299
Cash cost of production/ounce                                   $   184       $   212          $    187      $   212

JERRITT CANYON JOINT VENTURE
Gold production (Meridian Gold 30% share ounces):
  Milling                                                        23,333        24,777            68,789       70,330
  Heap leach                                                        153           291               442          839
                                                                -------       -------          --------      -------
    Total                                                        23,486        25,068            69,231       71,169
Tons mined (thousands, 100% basis):
  Ore                                                               390           648             1,219        1,651
  Waste                                                           3,856         5,534             9,691       17,147
                                                                -------       -------          --------      -------
    Total                                                         4,246         6,182            10,910       18,798

Mill tons processed (thousands, 100% basis)                         656           743             1,970        2,166
Average mill ore grade (ounces/ton)                               0.132         0.132             0.132        0.128
Mill recoveries                                                    87.2%         86.4%             87.6%        86.0%
Total cost of production/ounce                                  $   393       $   430          $    441      $   418
Cash cost of production/ounce                                   $   278       $   261          $    309      $   238

PARADISE PEAK (Discontinued in 1995)
Gold production - Heap leach                                         --         1,184                --        3,508

Total cost of production/ounce                                  $    --       $    --          $     --      $   165

TOTAL
Ounces of gold produced                                          51,081        38,961           146,601       87,386
Ounces of gold sold                                              53,179        37,763           145,410       86,953
Average realized price/ounce                                    $   383       $   384          $    392      $   383
Average cost of production/ounce:
Total cost of production/ounce sold                             $   357       $   401          $    392      $   421
Cash cost of production/ounce                                   $   227       $   238          $    245      $   231

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERIDIAN GOLD INC.

Date:  November 8, 1996                By: /s/ BRIAN J. KENNEDY
                                         Its:  Chief Executive Officer